Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

Corrected Transcript

27-Apr-2016

Konecranes Oyj (KCR1V.FI)

Q1 2016 Earnings Call

FACTSET:callstreet	Total Pages: 14
1-877-FACTSET www.callstreet.com	Copyright © 2001-2016 FactSet CallStreet, LLC

CORPORATE PARTICIPANTS

Miikka Kinnunen	Teo Ottola
Director-Investor Relations	Deputy CEO & Chief Financial Officer

Panu Henrik Routila
President & Chief Executive Officer

OTHER PARTICIPANTS

Manu M. Rimpelä	Johan Eliason
Nordea Capital Markets	Kepler Cheuvreux SA (Sweden)

Antti Suttelin
Danske Bank A/S (Finland)

MANAGEMENT DISCUSSION SECTION

Miikka Kinnunen
Director-Investor Relations

Hello, everybody. Welcome to this Konecranes First Quarter 2016 Interim Report Presentation. My name is Miikka Kinnunen. I’m the Head of Investor Relations at Konecranes. Together, I have my colleagues here, President and CEO, Panu Routila; and Chief Financial Officer, Teo Ottola. As usual, Panu will discuss the Group figures and general matters, whereas then, Teo Ottola will delve into the business area and balance sheet cash flow items.

Before we move to today’s agenda, I would just remind you about certain forward-looking statements that we have here on the slides 2 and 3. Please pay attention to those and all this material is available at our web pages.

So, without further words, I will give the floor to Panu, please.

Panu Henrik Routila
President & Chief Executive Officer

Thank you, Miikka. I will go through the first quarter results and report here overall, and then, Teo will continue with more details.

First of all, overall situation, clearly tougher market conditions overall in the marketplace, but we already see that restructuring actions and the cost cutting measures that we have started are showing effect. That can be clearly seen in the report.

Sales – let’s start first with orders received. In Equipment business area, the orders received were significantly behind the last year referenced numbers, but that is entirely attributable to the port cranes business. Port cranes business is a project type of nature and sometimes the orders are coming more in the one quarter, sometimes less.

Last year, the reference quarter was higher, clearly higher. And this year, the port cranes orders received was rather low. Since then, we have already announced some new orders in the port cranes business and that is good as such. Otherwise, Equipment orders received were rather flat. Business area service was, in orders received, minus 1% which is quite well within the tolerance as such.

Going through to the sales Equipment, minus 6% in sales and that is mostly attributable to the timing of the port deliveries, and in the industrial cranes, the order book was slightly lower. What is though remarkable here and needs to be paid attention to is that the EBIT of the Equipment business was already €4 million improving from last year first quarter, which means and shows that the restructuring actions and the cost savings that have been started are bringing their effect.

Service business was minus 2% and that was due to the temporary implementation of the IT system, some timing issues in the deliveries, as well as what could be seen in the commodity business, somewhat downturn in the sales.

Then, what needs to be seen here firstly is of course, the efficiencies that have been now gained from the improvement actions and the organizational changes that we started early on in the year. We have also announced today that the Head of the Equipment business area, Mr. Ryan Flynn, is leaving the company, and as such, we will organize now the Equipment business area in three different parts; industrial cranes, port cranes, and lift trucks operations.

Full-year 2016 sales mostly is to be generated in the second half, orders to be received and timing of the port deliveries that is going to bring the effect for the full year of 2016. I will come back to the guidance a little bit later.

Some points on the key figures here. Firstly, we can notice here that the orders received significantly lower, 18% lower in the first quarter 2016, and as I already mentioned, entirely attributable to the port cranes business. Looking at the adjusted operating profit, somewhat improving from last year same quarter, 4% higher, and as we already mentioned, €4 million improvement coming from the Equipment business area.

Reported operating profit adjustable, positive €0.3 million and that is then the adjustments that have been taken, €10.7 million are coming from the merger-related costs and restructuring costs €3.8 million. Those are the adjustments that have been made. Free cash flow of minus €6.9 million reflects seasonality effects but can be seen that it is already clearly improving from last year same time period. Earnings per share was slightly negative and that was then attributable to the adjustments that I already mentioned.

If we go through now some of the capacity indicators here, manufacturing capacity utilization in the European Union continued to improve slightly from the previous year in the first quarter last year, slight improvement there. Looking at the United States situation, manufacturing capacity utilization has remained relatively stable in the U.S.A., but again, the overall capacity utilization has declined, and that can be mostly seen in the commodities industry that we could also see.

What has been visible in the North American demand for one year now is that the demand for the heavy-duty industrial cranes has been improving for consecutively two last quarters.

PMIs in the BRIC countries; in China, slow, a small improvement in March but not really pointing to an expansion in the manufacturing activity yet. Market conditions on the other hand remain recessionary in Brazil and Russia, whereas in India, there can be seen some modest improvement already.

Container throughput. The global container traffic remained weak as it declined 1% to 2% units on a year-on-year basis in the first quarter January to March 2016. The market for port cranes was low in the first quarter of 2016, that’s what we already told earlier in this presentation. The second quarter orders received will then shed light on this issue, and we have already by now announced some new even significant orders.

The summary of the market outlook is that customers are cautious about investing as economic growth has slowed down across the globe. Companies operating in emerging and commodity markets are particularly under pressure to save costs.

Business activity in North American manufacturing industry is showing signs of bottoming out now. Demand situation in Europe is quite stable. The decline in the global container throughput has led to slower decision-making among container terminal operators.

Based on the order book, the service contract base and the near-term demand outlook, the sales in 2016 are expected to be higher than in 2015. We also expect the 2016 adjusted operating profit to improve from 2015.

Now, to some issues regarding the personnel and the restructuring activities that we have started. This slide here shows that the personnel changes relating to these restructuring activities have already happened in the first quarter. There is a decrease of 2,078 persons at – in the group head count during the first quarter.

Cost savings, they have brought now approximately €5 million for this first quarter and the respective costs that have been booked is around €3.8 million. Then a few words, an update on the pending merger between Konecranes and Terex Corporation. First of all, we have obtained a antitrust clearance in countries like India, Turkey, Ukraine, Russia and South Africa. We are continuing the pre-filing phase with the European Union, and in the United States the filing has already been done.

We also are stating that the anticipated financial and tax synergies of around €32 million will be all or somewhat eliminated as a result of the actions and proposed internal revenue service notices in the United States. Konecranes and Terex are still considering the full effects of these developments.

The anticipated pre-tax operational synergies of €110 million that were announced last August are not impacted at all by these rules. Konecranes and Terex will continue to pursue the merger in accordance with the business combination agreement and both Board of Directors continue to have in force the recommendation of the merger. Closing of the merger is now therefore expected to occur approximately in the middle of the second half of 2016.

Then to some of the numbers, group orders and net sales. Firstly, as already mentioned, the orders received were significantly below last year first quarter and that was already mentioned to be attributable to the port cranes, project type or nature of business where the reference last year was rather high and this year quite low. Orders received was therefore explained. Group sales decreased by 3% to €459 million. Teo will explain these numbers more in detail in his next presentation.

Order book at comparable currencies decreased by 4% on a year-on-year basis. The value of the order book at the end of March totaled to €1.036 billion, which on reported currencies is 7% lower, and that is due to the business area Equipment.

Adjusted EBIT and margin items in the first quarter. The adjusted operating profit totaled to €14.8 million, up 4% from the company – from the comparison period. The adjusted operating margin in the first quarter rose though 3.2%.

Group net sales and adjusted EBIT. On a rolling 12-months basis, sales is up 2.5% due to the currency changes, while the adjusted operating profit is basically flat. As the full-year 2016 suggests, we are looking for an improvement toward the end of the year.

Share of the service business continued to increase and was now 45% of the business, whereas last year same period, 43%. Last quarter last year was 44% unit. On a rolling 12-months basis, EMEA’s and America’s share grew to 47% and 38% of Group sales respectively. Given the challenges in the emerging markets in Australia, Asia Pacific’s current sale is 15% of sales.

This concludes now my part of the presentation. And now, I invite Teo Ottola to continue. Please, Teo.

Teo Ottola
Deputy CEO & Chief Financial Officer

Thank you, Panu. And let’s go in more detail into the business areas, and let’s start with the Service business. So, our Q1 orders were €193 million. That is approximately 1% lower than a year ago with reported currencies, with comparable currencies, so we are very close to the same level as in Q1 2015. Our sales was €221 million, that is a decline of 2% in an year-on-year comparison with reported currencies, and again with comparable currencies about 1%.

Our sales grew in EMEA. Sales were pretty stable in Americas, whereas in Asia Pacific, our sales decreased in an year-on-year comparison. This time field service sales outperformed those of the parts business within Service.

When we then take a look at the EBIT, so we can see that the adjusted EBIT was €17.5 million, that is 7.8%, which is almost 1 percentage point lower than a year ago. In euros, €2.4 million lower than a year ago. This is explained by the lower volume, so, lower sales amount in the first quarter as well as somewhat lower gross margin.

Partly, this is explained by the IT system implementation that Panu was already referring to. So, we have been implementing now the new frontline system for Service within the U.S., for example. This has meant that we have been having more people in training, which is of course, very acceptable and necessary reason as well. At the same time, it has meant that the available hours have been somewhat lower than what they otherwise would have been. Additionally, within the parts business, we have been having certain timing issues with the deliveries. And both of these things are then impacting both our sales from the volume point of view, as well as our productivity, which is then reflected on the gross margin percentage, and then, of course, feeding back to the EBIT level.

When we take a look at the rolling 12 months’ situation, so we can see that the sales – both sales and EBIT are growing in percentage to 7% and 8%, respectively in an year-on-year comparison. Of course, now the first quarter of this year shows a negative development as a result of Q1, both sales and profits being lower than a year ago.

Then contract base. Our contract base continues to grow both in the number of units, 2.3%, and then in the annual value as well if we take a look at the comparable currencies. So, the reported currencies, annual value change is minus 2.3%, but with comparable currencies, it is 2.1%. So, the base for the growth here continues to come from the contract base also at this point of time. Additionally, our service order book, which is €181 million, is 4% higher than a year ago with comparable currencies as much as 9% higher. This one, of course, also reflecting a little bit the fact that we had a little bit lower deliveries in the first quarter than what we would have hoped for.

Then when we jump into the Equipment business and Equipment orders, €250 million roughly. This is approximately €100 million less than a year ago. Panu already explained the reason. This comes from the port business. We had very good port orders both in Q1 and Q4 of 2015, which are both kind of comparison periods for the first quarter of 2016.

If we take a look at the other business units within the Equipment, so we can say that the industrial crane orders rose, especially the process cranes that have been doing a little bit worse, let’s say, for the past maybe two or so years. So, that is showing some signs of improvement at this point of time. The component orders, as well as lift truck orders fell slightly from the previous year.

And then, again, on a regional comparison, the orders declined in all regions, and this, again, mostly due to the port crane low order intake now in the first quarter. Sales were €258 million. That is approximately 6% less than a year ago. We had a higher order book at the beginning of the year than what we had one year ago. However, the timing of the order book was such that we ended up having less deliveries than what we had during the corresponding period one year ago.

The EBIT, as Panu mentioned as well, so EBIT actually rose, improved to €1.7 million from €2.8 million negative number one year ago, so by approximately €4 million. This despite the fact that our sales were almost, let’s say, between €15 million and €20 million lower than a year ago. We have been helped here by the lower fixed costs as a result of the restructuring programs that have been done, and also the sales mix in the first quarter was more favorable than what it was one year ago. Maybe one could add here that also the currency impact, even though from the translation point of view, currency impacts have been very minor, but from the transaction point of view, our Equipment business benefited from the currency hedging rates.

Then Equipment on a rolling 12 months basis, so obviously the main challenge continues to be the volumes, so we have minus 1.6% decline in the volume. EBIT has been suffering as a result of that as well. Now, unlike in Service, so in the Equipment the Q1 movement is in the right direction as the Q1 result was better than a year ago.

And then on the Equipment order book, €854 million. This is approximately 9% lower than a year ago with comparable currencies about 6% lower. However, it’s important to note here that even though the order book in absolute euros is lower than what it was a year ago. So, if we take a look at the portion of the order book that is for the deliveries within 2016, so that is actually higher than what the situation was one year ago. So, the timing in the order book is more favorable for the current year than what it was one year ago at the same time.

Then a couple of comments on the balance sheet as well as the cash flow. Our net working capital, €331 million, that is 15.7% of the rolling 12-month sales. This is on the wrong side of our target of 15%, so obviously we cannot be entirely happy with this one. However, as we can see, so the beginning of the year, at least in 2014 and 2015, also has been a little bit more challenging, we will need to continue working on the topic, of course, to be able to get it below the benchmark of 15% as we have been using – which we have been using as our own target.

Cash flow is negative by €7 million, much better than a year ago but negative nevertheless. Of course, the profitability is low as well, and therefore, without having a major release from the net working capital, it’s very difficult to have a positive – very much positive cash flow.

The net debt at the end of Q1 was €207 million. No major change from the situation one year ago when it was about €200 million. Our gearing is 52.7%, also pretty much in line with what we had one year ago.

And then finally before going into the Q&A, so our return on capital employed. On a rolling 12-month basis this is 7.4%, a very low number for us in a historical perspective. Of course then if we exclude those adjustments or make the adjustments on the EBIT number, we get into the return on capital employed of roughly 16% but even that one, of course, in a historical perspective for us is relatively low number, and of course as a result of the profitability more than anything else.

Now, I suggest that we move into the Q&A.

Miikka Kinnunen
Director-Investor Relations

Thank you, Panu and Teo. Given that I expect most of the audience to be on the phone lines, so operator, let’s start with the questions in the conference call.

QUESTION AND ANSWER SECTION

Operator: Thank you, sir. We’re now going to take our first question from Manu Rimpelä, company Nordea. Please go ahead. Your line is open.

Q:	Manu M. Rimpelä Nordea Capital Markets	Okay. Good morning. Can you hear me?
A:	Panu Henrik Routila President & Chief Executive Officer	Hear you well.
Q:	Manu M. Rimpelä Nordea Capital Markets
Okay, excellent. My first question would be on the Services profitability. So, can I just – would you be able to put the IT investments into context in terms of how much was that of the profit shortfall or give us an year number, and how do you expect those to impact the rest of the year? And then also relating to that, so you mentioned that you’ve seen lower sales and I assume margins also in the commodity business. So, can you just talk a bit more what’s going on there and what’s the outlook for that, and how does it fit in? Do you expect the Services business to improve margins for the full year this year?

A:	Teo Ottola Deputy CEO & Chief Financial Officer
Yes. So, we have not really been putting any specific number on the, let’s say, IT implementation or the impact of that one. We are now implementing the system, the frontline system in the U.S.A. which is obviously our most important country from a service point of view.

We have been doing this during the first quarter. We will be doing this during the remainder of the year as well. However, we feel that we will be able to – once we do more and more of the implementations, we will be able to do it somewhat more efficiently. So, we are not expecting maybe as big impact for the second, third and fourth quarter as we had for the first quarter.

The real sort of crucial thing from the Service business point of view as we have been pointing out already earlier is that we are relatively sensitive to the volume. So, we will need to be able to get the sales volume to be able to improve the profits. And now of course when we are slightly – on a slightly lower situation in Q1, so increasing the profitability in those circumstances is difficult than the productivity from the service technician point of view is feeding into the gross margin as we discussed.

So, we do not see any major change in pricing for instance. So, this is more of a volume question than anything else, and of course maybe now in the first quarter also a little bit in relation to the timing issues from the spare part volume point of view.

A:	Panu Henrik Routila President & Chief Executive Officer	So, we see this as a temporary item now in the Service business.
Q:	Manu M. Rimpelä Nordea Capital Markets
Okay. Then my second question would be on, can you just share some light in terms of how do you see your – CEO, CFO and the rest of the management teams’ capacity deal with the cost savings that you’re implementing the merger and now I understood that the Head of the Equipment business is leaving. So, I mean do you feel that you have adequate capacity to deal with all these at a time when the markets are looking very challenging?

A:	Teo Ottola Deputy CEO & Chief Financial Officer
We started the first restructuring activity. So, I started my first weeks of restructuring activities in February and we have been ever since dealing with the fixed cost issues and we continue to do that. Actually, we see that these are already now bringing the effects. We have seen that already in the first quarter results, and they are further continuing during the latter part of the year and we feel very confident that this is the right way to go.

Q:	Manu M. Rimpelä Nordea Capital Markets
Okay. And final question on the Terex planned merger. So what gives you still confidence that the things are moving on as you hoped for, and also can you help us explain why – what was the change in the financial synergies and why would €32 million shortfall in synergies is quite meaningful? So, why would that not change the way you’re thinking about the merger?

A:	Panu Henrik Routila President & Chief Executive Officer
We have always said that, for Konecranes, this merger is driven by operational synergies and this is a business-related merger and not a tax-driven merger. That we have continuously said. That was already our initial idea that we are creating a global technology company and that brings the synergies, operational synergies which we announced to be at the €110 million level.

On top of that, there was already, at the announcement date, estimated at about €32 million savings would be come from financial items and some from the tax items. And now, we see that there are changed rulings. We are continuing to examine the full effects of these changed rulings and we will come back to that later.

Q:	Manu M. Rimpelä Nordea Capital Markets	Okay. Thank you. No further questions.
Operator: We’re now going to take our next question from Antti Suttelin from Danske Bank. Please go ahead. Your line is open.
Q:	Antti Suttelin Danske Bank A/S (Finland)
Thank you. On the port business, I understand the part of the weakness is because of a tough comparison year-over-year, but I would like to hear your view about how do you see the port business overall, say, on a full-year horizon? Is it kind of slowing down as you kind of indicated in the report, or what is your view on a full-year context?

A:	Panu Henrik Routila President & Chief Executive Officer
We have currently in hand pretty good order book for the remaining of the 2016. We have received already since the end of the first quarter some significant orders already also. We don’t see that the pricing situation would significantly change from – as a market condition. Though we need to see what will actually happen with the global container throughput issues. We remain though rather confident that the current situation is not changing significantly.

Q:	Antti Suttelin Danske Bank A/S (Finland)
Well, what does this answer mean? Do you expect higher order intake, lower order intake? And just as a clarification, as far as I understand, the significant order you booked or announced recently was a shipyard crane, not really a port crane.

A:	Panu Henrik Routila President & Chief Executive Officer
We have also announced some RTG deliveries ever since and so forth. So, there is a mixed situation. The second quarter will then actually shed light for the container throughput situation and what will be, if there is a trend shift or situation. We remain rather confident that the situation is not changing that significantly.

Q:	Antti Suttelin Danske Bank A/S (Finland)	Could it be that Konecranes has lost some market share in the port business because of the ongoing Terex situation?
A:	Panu Henrik Routila President & Chief Executive Officer	I don’t believe that would be a true statement.
Q:	Antti Suttelin Danske Bank A/S (Finland)	All right. That’s all. Thank you.
Operator: We’re now taking our next question from Johan Eliason, company Kepler Cheuvreux. Please go ahead. Your line is open.

Q:	Johan Eliason Kepler Cheuvreux SA (Sweden)
Yes. Thank you. I was just wondering a little bit about the overhead costs. If I see it, it’s roughly up €1 million in the current quarter, if I look at the EBIT bridge you have provided. How do you see these developing going forward excluding all the charges, et cetera, obviously and sort of the underlying overhead costs? Thank you.

A:	Teo Ottola Deputy CEO & Chief Financial Officer
Yeah. I already stated in February here that our overall fixed costs burden is somewhat too high. We have been already taking significant actions to reduce that and we are continuing to do that also. And with these actions, the profitability improvement is coming. We can see that. Some is already seen but most part of that remains to come in the later quarters. This is the right way to continue.

Q:	Johan Eliason Kepler Cheuvreux SA (Sweden)	Okay. So, they will sort of start to fall eventually on a year-on-year basis in some of the quarters ahead of us basically?
A:	Teo Ottola Deputy CEO & Chief Financial Officer	Yes.
Q:	Johan Eliason Kepler Cheuvreux SA (Sweden)	Okay. Thank you very much.
Operator: There are no further questions over the phone for the moment.
Miikka Kinnunen Director-Investor Relations		Okay. Thank you, operator. Any questions from the local audience here? Operator, any new questions?
Operator: There are no questions over the phone, sir.
Miikka Kinnunen Director-Investor Relations		Okay. Thank you. It’s very clear. So, thank you for your attendance. See you next time then, July 22, when we will report the second quarter earnings. Thank you.
Panu Henrik Routila President & Chief Executive Officer		Thank you.
Teo Ottola Deputy CEO & Chief Financial Officer		Thank you.

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FORWARD LOOKING STATEMENTS

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates,” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Konecranes, include, among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’s public filings with the SEC and Konecranes’ annual and interim reports. Konecranes disclaims any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes through which all of Terex common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange all of Terex common stock, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement in Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus/Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States, except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI, OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or can be requested by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal, Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees, and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2015 at www.konecranes.com. Information about Terex directors and executive officers and their ownership of the Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2016. Other information regarding the interests of such individuals as well as information regarding Konecranes and Terex directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.